SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 Corfacts, Inc.
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                To Be Applied For
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                                 (CUSIP Number)

                                  Brian Haveson
                                11122 Darczuk Dr
                             Garnett Valley, Pa 1906
                                  610 494 5534
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 15, 2010
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), ss.ss. 240.13d-1(f), or ss.ss. 240.13d-1(g), , check the following box: |_| .

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. To be Applied For

 (1) Name of reporting persons: Brian Haveson

 (2) Check the appropriate box if a member of a group (see instructions)
     (a) [   ]
     (b) [   ]

 (3) SEC use only

 (4) Source of funds (see instructions) PF

 (5) Check if disclosure of legal proceedings is required pursuant to
     Items 2(d) or 2(e) [   ]

 (6) Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power 411,000

    (8) Shared voting power 0

    (9) Sole dispositive power 411,000

   (10) Shared dispositive power 0

(11) Aggregate amount beneficially owned by each reporting person 411,000

(12) Check if the aggregate amount in Row (11) excludes certain shares
     (see instructions) [   ]

(13) Percent of class represented by amount in Row (11) 5.1%

(14) Type of reporting person (see instructions) IN

Item 1.  Security and Issuer

      This Schedule 13D is filed on behalf of Brian Haveson relating to the acquisition of 411,000 shares of common stock, no par value(the "Shares"), of Corfacts, Inc., a New Jersey Corporation ("Corfacts"). The address of the principal executive offices of the Issuer is 2323 Highway 9 North Howell, NJ 07731.

Item 2.  Identity & Background

This statement is filed on behalf of:

(a) Brian Haveson

(b) 1122 Darczuk Dr garnet Valley Pa 19061

(c) The Reporting Person is the Chief Executive Officer and Chairman of Lightning Poker Inc. Lightning Poker Inc. is a manufacture and marketer of electronic poker tables.

(d) The reporting person has not, during the past five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The reporting person has not during the past five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The reporting person is a United States citizen.

Item 3  Source and Amount of Funds or Other Consideration

The Shares were purchased for cash in the over the counter market. The reporting person used personal funds for the purchase.

Item 4. Purpose of Transaction
        The reporting person acquired the Shares for personal investment.

Item 5. Interest in Securities of the Issuer  (a) and (b)
        The reporting person beneficially owns 411,000 Shares, or 5.1% of the outstanding shares of common stock of the Issuer, the only class of outstanding capital stock of the Issuer. The reporting person has sole voting power and dispositive power of all the Shares.

        (c) Not applicable.

        (d) Not applicable.

        (e) Not applicable.

Item 6. Contract, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer

        Not applicable.

Item 7. Material to be Filed as Exhibits

        Not applicable

                                    Signature

      After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2010                            /s/ Brian Haveson
                                                 ----------------------
                                                 Brian Haveson